UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    )1

The Hain Celestial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

405217100

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

JEFFREY L. KOCHIAN

AKIN GUMP STRAUSS HAUER & FELD LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,117,002
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,117,002
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,117,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,412,690
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,412,690
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,412,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest VI-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,322,405
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,322,405
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,382,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,382,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,353,699
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,353,699
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,353,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 405217100

1	NAME OF REPORTING PERSON Tonia Pankopf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,268
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,268
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of The Hain Celestial Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1111 Marcus Avenue, Lake Success, NY 11042.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest VI, LP (“Engaged Capital Co-Invest VI”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Co-Invest VI-A, LP (“Engaged Capital Co-Invest VI-A”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iv)	Engaged Capital Co-Invest VI-B, LP (“Engaged Capital Co-Invest VI-B”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(v)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;

(vi)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;

(vii)	Engaged Capital, LLC (“Engaged Capital”), a Delaware limited liability company, as the general partner and investment adviser of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and the investment adviser of a certain managed account (the “Engaged Capital Account”);

(viii)	Engaged Capital Holdings, LLC (“Engaged Holdings”), a Delaware limited liability company, as the managing member of Engaged Capital;

(ix)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings; and

(x)	Tonia Pankopf.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of Ms. Pankopf is 340 West 57th Street, 5J, New York, NY 10019.

(c) The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. Ms. Pankopf is the Managing Partner of Pareto Advisors, a provider of capital investment, financial, and strategic advisory services.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling and Ms. Pankopf are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and options to purchase Shares purchased by Engaged Capital Flagship Master and Engaged Capital Co-Invest VI-A, and the Shares purchased by Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B hereto. The aggregate purchase price of the 1,200,115 Shares owned by Engaged Capital Flagship Master was approximately $42,843,789, and the aggregate purchase price to purchase the options to purchase Shares beneficially owned by Engaged Capital Flagship Master was approximately $4,915,365, including brokerage commissions. The aggregate purchase price of the 2,117,002 Shares owned by Engaged Capital Co-Invest VI was approximately $76,581,198, including brokerage commissions. The aggregate purchase price of the 2,284,341 Shares owned by Engaged Capital Co-Invest VI-A was approximately $79,913,726, and the aggregate purchase price to purchase the options to purchase

Shares beneficially owned by Engaged Capital Co-Invest VI-A was approximately $58,787,590, including brokerage commissions. The aggregate purchase price of the 2,322,405 Shares owned by Engaged Capital Co-Invest VI-B was approximately $79,657,919, including brokerage commissions. The aggregate purchase price of the 119,487 Shares held in the Engaged Capital Account was approximately $4,283,393, including brokerage commissions.

The Shares purchased by Ms. Pankopf were purchased with the personal funds of Ms. Pankopf (and may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,268 Shares owned by Ms. Pankopf was approximately $44,581.72, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares and options to purchase Shares based on the Reporting Persons’ belief that the Shares were undervalued and represented an attractive investment opportunity.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board and management team regarding means to create stockholder value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have had and may continue to have discussions with the Issuer regarding the nomination of candidates for election to the Issuer’s Board of Directors (the “Board”) and have submitted seven candidates for election to the Board at the next Annual Meeting of Stockholders (the “Annual Meeting”). The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Such actions may include, without limitation: continuing to engage in communications with management and the Board of the Issuer; engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment; making proposals to the Issuer concerning changes to its capitalization, capital allocation, communications with investors, Board structure (including Board composition), operations or ownership structure, including a sale of the Issuer as a whole or in parts; purchasing additional Shares; selling some or all of their Shares; engaging in short selling of or any hedging or similar transaction with respect to the Shares; or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 103,697,237 Shares outstanding as of June 16, 2017, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on June 22, 2017.

As of the close of business on June 28, 2017, Engaged Capital Flagship Master beneficially owned 1,200,115 Shares and 182,000 Shares underlying call options described below, constituting approximately 1.3% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,200,115 Shares and the 182,000 Shares underlying call options beneficially owned by Engaged Capital Flagship Master, constituting approximately 1.3% of the Shares outstanding.

As of the close of business on June 28, 2017, Engaged Capital Co-Invest VI beneficially owned 2,117,002 Shares, constituting approximately 2.0% of the Shares outstanding.

As of the close of business on June 28, 2017, Engaged Capital Co-Invest VI-A beneficially owned 2,284,341 Shares and 2,128,349 Shares underlying call options, constituting approximately 4.3% of the Shares outstanding.

As of the close of business on June 28, 2017, Engaged Capital Co-Invest VI-B beneficially owned 2,322,405 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on June 28, 2017, 119,487 Shares were held in the Engaged Capital Account, constituting 0.1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest IV-B and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,043,350 Shares and the 2,310,349 Shares underlying call options owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Engaged

Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,043,350 Shares and the 2,310,349 Shares underlying call options owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A, Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,043,350 Shares and the 2,310,349 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-A and Engaged Capital Co-Invest VI-B and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.

The call options referenced above (collectively, the “Call Options”) include the following: (i) Engaged Capital Flagship Master holds over-the-counter market American-style call options referencing an aggregate of 182,000 Shares with a strike price of $5 per Share and which expire on August 22, 2017, and (ii) Engaged Capital Co-Invest VI-A holds over-the-counter market American-style call options referencing an aggregate of 2,128,349 Shares with a strike price of $5 per Share and which expire on August 22, 2017.

As of the close of business on June 28, 2017, Ms. Pankopf beneficially owned 1,268 Shares, constituting less than 0.1% of the Shares outstanding.

Each Reporting Person is a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b) By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest VI, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI.

By virtue of their respective positions with Engaged Capital Co-Invest VI-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-A.

By virtue of their respective positions with Engaged Capital Co-Invest VI-B, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-B.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c) Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Engaged Capital Flagship Master purchased in the over-the-counter market American-style call options referencing an aggregate of 182,000 Shares, which have an exercise price of $5 per Share and expire on August 22, 2017. In addition, Engaged Capital Flagship Master sold in the over-the-counter market European-style put options referencing an aggregate of 182,000 Shares at an exercise price of $5 per Share, which expire on the earlier of August 22, 2017 or the date on which the corresponding American-style call option described above is exercised.

Engaged Capital Co-Invest VI-A purchased in the over-the-counter market American-style call options referencing an aggregate of 2,128,349 Shares, which have an exercise price of $5 per Share and expire on August 22, 2017. In addition, Engaged Capital Co-Invest VI-A sold in the over-the-counter market European-style put options referencing an aggregate of 2,128,349 Shares at an exercise price of $5 per Share, which expire on the earlier of August 22, 2017 or the date on which the corresponding American-style call option described above is exercised.

On June 29, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

Engaged Capital and Ms. Pankopf are parties to an Agreement (the “Pankopf Agreement”), dated March 22, 2017, pursuant to which Ms. Pankopf has agreed to give notice to Engaged Capital of any purchase or sale of any securities of the Issuer by her or a person or entity controlled by her within 24 hours of the execution (and not the settlement) of any such transaction, and such notice will include the (1) the identity of the person or entity who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

The foregoing description of the Pankopf Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Pankopf Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons, dated June 29, 2017.

99.2	Agreement between Engaged Capital, LLC and Tonia Pankopf, dated March 22, 2017.

99.3	Power of Attorney for Tonia Pankopf.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling, Individually and as attorney-in-fact for Tonia Pankopf

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Glenn W. Welling Director*

Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*	Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

The following table sets forth all transactions by the Reporting Persons with respect to securities of the Issuer effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 28, 2017. Except as otherwise noted below, all such transactions were purchases or sales of Shares or options to purchase Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of the Transaction	Securities Purchased/(Sold)		Price Per Share/Premium Per Option($)		Date of Purchase /Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Common Stock	20,784		36.8493		5/1/2017
Purchase of Common Stock	111,604		36.1004		5/3/2017
Purchase of Common Stock	72,222		36.846		5/4/2017
Purchase of Call Options	150,000	(1)	0.6134	(2)	5/5/2017
Purchase of Call Options	100,000	(1)	0.7416	(3)	5/5/2017
Purchase of Call Options	12,700	(1)	0.5	(2)	5/9/2017
Purchase of Call Options	130,000	(1)	0.8	(3)	5/9/2017
Purchase of Call Options	15,700	(1)	0.8	(3)	5/10/2017
Purchase of Call Options	2,200	(1)	0.8	(3)	5/11/2017
Sale of Call Options	400	(4)	0.05	(5)	6/15/2017
Purchase of Common Stock	38,150		33.0329		6/19/2017
Purchase of Common Stock	75,710		33.0303		6/20/2017
Purchase of Common Stock	98,630		33.077		6/20/2017
Purchase of Common Stock	44,739		32.9946		6/21/2017
Purchase of Common Stock	20,730		32.9664		6/21/2017
Purchase of Common Stock	12,151		31.0556		6/22/2017
Purchase of Common Stock	14,748		31.9907		6/22/2017
Purchase of Common Stock	29,496		32.1279		6/22/2017
Purchase of Common Stock	134,208		33.4093		6/22/2017
Purchase of Common Stock	29,496		32.5887		6/22/2017
Purchase of Call Options	182,000	(6)	31.9775	(7)	6/23/2017
Sale of Put Options	182,000	(8)	0.01	(9)	6/23/2017
Purchase of Common Stock	49,725		35.9652		6/28/2017

(1)	Represents Shares underlying American-style call options. Certain of these call options were sold by the Reporting Person on June 15, 2017, as disclosed herein. All such call options expired on June 16, 2017.
(2)	This amount represents the cost of an applicable American-style call option to purchase one Share. The per Share exercise price of these call options is $42.
(3)	This amount represents the cost of an applicable American-style call option to purchase one Share. The per Share exercise price of these call options is $40.
(4)	Represents Shares underlying American-style call options. Such call options expired on June 16, 2017.
(5)	This amount represents the proceeds received from the sale of an applicable American-style call option to purchase one Share. The per Share exercise price of these call options is $40.
(6)	Represents Shares underlying American-style call options purchased in the over-the-counter market. These call options expire on August 22, 2017.

(7)	This amount represents the cost of an applicable American-style over-the-counter market call option to purchase one Share. The per Share exercise price of these call options is $5.
(8)	Represents Shares underlying European-style put options sold in the over-the-counter market. These put options expire on the earlier of August 22, 2017 or the date on which the corresponding American-style call option described above in footnote 6 is exercised.
(9)	This amount represents the proceeds received from an applicable European-style over-the-counter market put option to sell one Share. The per Share exercise price of these put options is $5.

ENGAGED CAPITAL CO-INVEST VI, LP

Purchase of Common Stock	303,578	36.1004	5/3/2017
Purchase of Common Stock	196,433	36.846	5/4/2017
Purchase of Common Stock	34,410	33.0329	6/19/2017
Purchase of Common Stock	90,847	33.077	6/20/2017
Purchase of Common Stock	69,741	33.0303	6/20/2017
Purchase of Common Stock	57,179	32.9664	6/21/2017
Purchase of Common Stock	123,585	32.9946	6/21/2017
Purchase of Common Stock	6,000	32.8585	6/22/2017
Purchase of Common Stock	21,623	35.0556	6/22/2017
Purchase of Common Stock	26,370	31.9907	6/22/2017
Purchase of Common Stock	52,740	32.5887	6/22/2017
Purchase of Common Stock	52,740	32.1279	6/22/2017
Purchase of Common Stock	239,967	33.4093	6/22/2017

ENGAGED CAPITAL CO-INVEST VI-A, LP

Purchase of Common Stock	40,000		36.3525		5/17/2017
Purchase of Common Stock	38,979		36.0888		5/17/2017
Purchase of Common Stock	89,200		36.3673		5/17/2017
Purchase of Common Stock	54,441		36.3357		5/18/2017
Purchase of Common Stock	100,000		36.5996		5/18/2017
Purchase of Common Stock	105,009		36.2458		5/18/2017
Purchase of Common Stock	8,550		36.8867		5/19/2017
Purchase of Common Stock	67,000		37.0626		5/19/2017
Purchase of Common Stock	310,900		37.3926		5/19/2017
Purchase of Common Stock	524,251		33.4093		6/22/2017
Purchase of Common Stock	47,240		35.0556		6/22/2017
Purchase of Common Stock	57,610		31.9907		6/22/2017
Purchase of Common Stock	115,220		32.5887		6/22/2017
Purchase of Common Stock	54,000		32.8585		6/22/2017
Purchase of Common Stock	115,220		32.1279		6/22/2017
Purchase of Call Options	1,160,349	(1)	33.1032	(2)	6/22/2017
Sale of Put Options	1,160,349	(3)	0.01	(4)	6/22/2017
Purchase of Call Options	968,000	(1)	31.9775	(2)	6/23/2017
Sale of Put Options	968,000	(3)	0.01	(4)	6/23/2017

(1)	Represents Shares underlying American-style call options purchased in the over-the-counter market. These call options expire on August 22, 2017.
(2)	This amount represents the cost of an applicable American-style over-the-counter market call option to purchase one Share. The per Share exercise price of these call options is $5.

(3)	Represents Shares underlying European-style put options sold in the over-the-counter market. These put options expire on the earlier of August 22, 2017 or the date on which the corresponding American-style call option described above in footnote 1 is exercised.
(4)	This amount represents the proceeds received from an applicable European-style over-the-counter put option to sell one Share. The per Share exercise price of these put options is $5.

ENGAGED CAPITAL CO-INVEST VI-B, LP

Purchase of Common Stock	330,217	33.2053	6/26/2017
Purchase of Common Stock	218,670	32.9051	6/26/2017
Purchase of Common Stock	52,045	32.3359	6/26/2017
Purchase of Common Stock	60,788	33.3782	6/26/2017
Purchase of Common Stock	69,098	32.9514	6/26/2017
Purchase of Common Stock	200,000	33.6034	6/26/2017
Purchase of Common Stock	103,794	34.3181	6/27/2017
Purchase of Common Stock	50,000	33.8	6/27/2017
Purchase of Common Stock	77,900	34.0619	6/27/2017
Purchase of Common Stock	2,600	33.7052	6/27/2017
Purchase of Common Stock	300,000	34.7213	6/27/2017
Purchase of Common Stock	221,348	33.6843	6/27/2017
Purchase of Common Stock	14,047	35.1417	6/28/2017
Purchase of Common Stock	260,000	36.0085	6/28/2017
Purchase of Common Stock	293,398	35.8999	6/28/2017
Purchase of Common Stock	40,000	36.035	6/28/2017
Purchase of Common Stock	28,500	35.8905	6/28/2017

ENGAGED CAPITAL, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	9,818	36.1004	5/3/2017
Purchase of Common Stock	6,345	36.846	5/4/2017
Purchase of Common Stock	2,440	33.0329	6/19/2017
Purchase of Common Stock	8,523	33.077	6/20/2017
Purchase of Common Stock	6,549	33.0303	6/20/2017
Purchase of Common Stock	3,800	32.9946	6/21/2017
Purchase of Common Stock	1,727	32.9664	6/21/2017
Purchase of Common Stock	986	35.0556	6/22/2017
Purchase of Common Stock	1,272	31.9907	6/22/2017
Purchase of Common Stock	2,544	32.1279	6/22/2017
Purchase of Common Stock	2,544	32.5887	6/22/2017
Purchase of Common Stock	11,574	33.4093	6/22/2017
Purchase of Common Stock	20,275	35.9652	6/28/2017

TONIA PANKOPF

Purchase of Common Stock	867	$34.13	06/22/2017